EXHIBIT 99.1

Vicinity Motor Corp. to Participate in Upcoming Investor Conferences

VANCOUVER, BC – January 24, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that management will participate in the upcoming investor conferences listed below.

William Trainer, Chief Executive Officer, and John LaGourgue, Vice President of Corporate Development, will participate in virtual & in-person one-on-one meetings throughout the day at each conference, and are scheduled to present at the Winter Wonderland Best Ideas & Canaccord Genuity Carbon & Energy Transition conferences as follows:

Winter Wonderland Best Ideas Conference

Date: Wednesday, February 9th, 2022

Presentation Time: 2:00 PM ET

Location: Virtual

Registration: https://microcaprodeo.com/

Stifel 2022 Transportation & Logistics Conference

Date: Tuesday & Wednesday, February 8-9th, 2022

Location: Virtual

Canaccord Genuity Carbon & Energy Transition Conference

Date: Wednesday, February 9th, 2022

Time: Panel #2 - 7:00 AM PT / 10:00 AM ET

Location: Virtual

A live audio webcast and archive of the Winter Wonderland Best Ideas Conference presentation will be available using the registration link above. For more information on how to register, or to schedule a meeting with management, please contact your conference representative.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043

IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.